						Exhibit 12(d)

Entergy Mississippi, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

						30-Jun

	2006	2007	2008	2009	2010	2011

Fixed charges, as defined:
Total Interest	$51,216	$47,020	$46,888	$51,282	$55,774	$55,080
Interest applicable to rentals	1,427	1,577	1,638	1,959	1,921	2,083

Total fixed charges, as defined	$52,643	$48,597	$48,526	$53,241	57,695	57,163

Preferred dividends, as defined (a)	4,373	4,144	4,402	4,370	4,583	4,796

Combined fixed charges and preferred dividends, as defined	$57,016	$52,741	$52,928	$57,611	$62,278	$61,959

Earnings as defined:

Net Income	$52,285	$72,106	$59,710	$77,636	$83,687	$79,367
Add:
Provision for income taxes:
Total income taxes	28,567	35,850	33,240	42,323	49,064	50,664
Fixed charges as above	52,643	48,597	48,526	53,241	57,695	57,163

Total earnings, as defined	$133,495	$156,553	$141,476	$173,200	$190,446	$187,194

Ratio of earnings to fixed charges, as defined	2.54	3.22	2.92	3.25	3.30	3.27

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.34	2.97	2.67	3.01	3.06	3.02

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.